Euronav NV

Company Secretary – General Meetings

De Gerlachekaai 20

2000 Antwerp

Belgium

Delivered by hand and per e-mail to shareholders@euronav.com

Antwerp, 26 April 2022

Dear Sir/Madam,

In accordance with article 7:130 of the Belgian Code of Companies and Associations and article 31 of the articles of association of Euronav NV, we hereby request that the annexed resolution proposals are added to the agenda of the annual general meeting of Euronav NV which will be held on 19 May 2022.

The resolution proposals pertain to item 8 of the agenda (“End of term of office, reappointment and appointment of members of the Supervisory Board”), and form an addition to the resolution proposals that were already included in the convening notice dated 19 April 2022.

Euronav finds itself at an important crossroads in its existence. As the largest independent crude oil tanker company in the world, it has the opportunity as well as the responsibility to carefully reflect on its long term future and that of its industry before setting a course. By proposing to appoint three additional members to the Supervisory Board, we aim to facilitate and encourage an open, comprehensive and balanced dialogue on the company’s various strategic options, taking into account the interests of all its stakeholders.

Certificates evidencing that CMB NV holds at least 3% of the shares representing the capital of Euronav NV are provided to you under seperate cover.

We would be grateful if you could confirm receipt of this request to legal@cmb.be, notify Euronav’s shareholders of the revised agenda and make available a revised convening notice, proxy form, voting by mail form and U.S. proxy card, in accordance with applicable legal requirements.

Yours sincerely,

/s/ Alexander Saverys	/s/ Ludovic Saverys
Alexander Saverys	Ludovic Saverys
Chief Executive Officer	Chief Financial Officer
CMB NV	CMB NV

Annex:

Resolution proposals

CMB n.v.
De Gerlachekaai 20 2000 Antwerpen 1 Belgium	Tel : +32 3 247 59 11 Fax: +32 3 248 09 06 www.cmb.be | info@cmb.be

Annex: Resolution proposals

8.	End of term of office, reappointment and appointment of members of the Supervisory Board

Resolution proposals (each resolution proposal to be made subject to a separate vote):

8.4	The general meeting resolves to appoint Mr Bjarte Bøe as non-independent member of the Supervisory Board for a term of two years, until and including the ordinary general meeting to be held in 2024.

Mr Bjarte Bøe graduated from the Norwegian School of Economics and Business Administration (NHH) in 1983. He joined RS Platou and worked as a shipbroker in Houston and Oslo. In 1986 he joined Christiania Bank, later named Nordea, and worked in Oslo and London until 1995, when he joined SEB. He worked in various managerial positions, including head of Shipping Finance and head of Investment Banking in Oslo and Stockholm until 2019. He has served as a director of Seadrill, Hermitage Offshore and Agera Venture. He is a member of the nomination committee for BW LPG, BW Offshore, BW Energy and Hafnia. He also sat on the board of CMB.TECH from April 2021 until February 2022.

8.5

The general meeting resolves to appoint Mr Ludovic Saverys as non-independent member of the Supervisory Board for a term of two years, until and including the ordinary general meeting to be held in 2024.

Mr Ludovic Saverys is the Chief Financial Officer of the CMB Group and Director of Saverco NV. He has been a board member of Euronav NV from 2015 until 2021 where he also sat on the Remuneration and Sustainability Committee. Previous to his positions in the CMB Group he lived in New York where he served as Chief Financial Officer of MiNeeds Inc. from 2011 until 2013 and as Managing Director of SURFACExchange LLC from 2009 until 2013. He started his career as Managing Director of European Petroleum Exchange (EPX) in 2008. From 2001 until 2007 he followed several educational programs at universities in Leuven, Barcelona and London from which he graduated with M.Sc. degrees in International Business and Finance.

8.6

The general meeting resolves to appoint Mr Patrick De Brabandere as non-independent member of the Supervisory Board for a term of two years, until and including the ordinary general meeting to be held in 2024.

Mr Patrick De Brabandere holds a degree in Applied Economic Sciences from UCL Louvain-la Neuve. He started his career at the audit firm Arthur Andersen. In 1987, he joined Almabo, the former holding company of the Saverys family, as Project Controller. He became CFO of CMB NV in 1998 and was appointed director of CMB NV in 2002. In 2003, following the partial demerger of Exmar NV from CMB NV, he became director and CFO of Exmar NV, then COO. In 2020 he became CFO of Exmar NV again. He currently is a director of CMB NV and he also sat on the board of CMB.TECH from April 2021 until February 2022.

CMB n.v.
De Gerlachekaai 20 2000 Antwerpen 1 Belgium	Tel : +32 3 247 59 11 Fax: +32 3 248 09 06 www.cmb.be | info@cmb.be